EXHIBIT 10.2

May 25, 2012

Jonathan S. Halkyard

8944 Brook Bay Court

Las Vegas, Nevada 89134

Dear Jonathan,

On behalf of the Board of Directors, I am pleased to offer you the position of Executive Vice President and Chief Financial Officer for NV Energy (NVE) and its subsidiaries.  Your work location will be at NVE headquarters in Las Vegas, Nevada.  You will report directly to me in this position and it is my expectation that you will assume your duties as soon as possible but not later than July 9, 2012.  Your job will involve business travel, especially to the financial markets and our locations in the Western U.S.

Your starting base salary will be $500,000.  You will also be eligible to participate in the Company’s annual cash Short Term Incentive Plan (STIP) with a target award equal to 75% of your annual base salary.  Payment of the Short Term Incentive is at the discretion of the Board of Directors and is based on corporate and individual performance.  Actual payout may vary from 0% to 150% of target and will be prorated based on your hire date.

As a special inducement to join NVE, you will receive 60,000 shares (“Inducement Shares”) of NV Energy stock in the form of Restricted Stock Units which will vest as follows:  20,000 after one year, and 40,000 after three years.

Additionally, as an Officer with our company, you’ll be eligible for compensation opportunities and employee benefits that are commensurate with your job level.  These additional opportunities and benefits are summarized below.

Long-Term Incentive Plan

The Board of Directors of the Company has established a Long Term Incentive Plan (LTIP) for this position that has been approved by the shareholders.  The Board reviews and determines long term incentive grants annually.

For your position, the value of long-term incentives is targeted at 150% of your base salary per annum.  Employees who participate in LTIP during 2012 will receive two thirds of their grant in the form of Performance Units that will be based upon NV Energy’s Total Shareholder Return (TSR) compared with the TSR of other similar investor-owned electric utilities.  One third of the grant will be in the form of Performance Shares that will be measured against three-year aggregate performance of corporate STIP goals.  Actual payout may vary from 0% to 150% of target and will be prorated based on your hire date.

As an officer of the Company, you will be expected to retain three times your annual base salary in NVE stock. Except for shares that are used to meet tax withholding, you will be precluded from selling 50% of shares that are vested in either the LTIP or the Inducement Shares until you reach the retention level.

Change in Control

You will be eligible for the normal Change in Control protection that has been put in place for Company officers by the Board of Directors. The current plan term expires on December 31, 2013.  A copy of the plan document is attached.

Termination Within the First Two Years

In addition to the benefits described above, in the event that you are terminated within your first two years of employment for reasons other than (1) willful misconduct or actions that have a material adverse impact on the Company, (2) conviction of any crime amounting to a felony, or (3) on your own volition and without actually being requested to resign by the Board, you will be eligible to receive one year’s base pay plus target Short Term Incentive, within thirty days of termination.  This payment shall be conditioned upon the execution of a standard release of claims connected with or arising out of your employment with the Company.  In addition, you will be required to maintain confidentiality of Company information and proprietary data, and agree to a one year non-compete agreement.  This non-compete agreement specifies that you may not obtain employment or perform consulting services with other investor owned electric utilities for a period of one year following your termination from our Company.  This payment will not be made to the extent that you receive any other severance, disability or retirement payments from the Company, including a payment for Change in Control.

Life Insurance

The Company will provide you with executive life insurance coverage equivalent to 3.0 times your annual salary.  This is in addition to a $1,000,000 death benefit that will be paid out to your survivors per our Business Travel and Accident policy in the event of a covered death under that policy.

Additional Compensation & Benefits

•         You will be eligible for all regular employee Health and Welfare Benefit plans and participation in the Company’s qualified cash balance pension and 401(k) plans.  You will also be eligible to participate in the Company’s Non-Qualified Pension and 401(k) Restoration Plans.

•         You will be eligible to participate in the executive physical program which is paid for by the Company.

•         You will be reimbursed for initiation and dues associated with your membership at a local country club.

•         Your annual paid Time Off program (PTO) will be 25 days, which will be pro-rated for the remainder of 2012.  You will also receive pay for all remaining Company holidays during the year.

The benefits described in this letter are subject to the terms and conditions of formal plan documents.  These formal plan documents will control in the event of any discrepancy or conflict with this letter or any other communication material.  The Company reserves the right to amend, in whole or in part, or to terminate, its compensation and benefits programs, at any time.

This letter should not be construed as a promise or guarantee of future employment.  NV Energy is an at-will employer, excluding represented employees covered under a Collective Bargaining Agreement.  Employment can be terminated, with or without cause and with or without notice, at any time, at the option of the Company or yourself.  It is intended that all of the terms and conditions of employment identified in this offer letter are all-inclusive.

Per Company policy, all hiring offers are contingent upon successful completion of a drug test and background check.  We will arrange a convenient time and place to administer your drug test prior to employment.  You will need to provide proof of U.S. citizenship on your first day of work.  Information on employee benefit programs and enrollment documents will be mailed to you after successful completion of your drug test and background check.

The position that is being offered to you is one of trust and confidence.  By accepting this position you are agreeing that in addition to any other limitation and regardless of the circumstances or any future limitations on your employment, that you will not communicate to any other person, firm or other entity any knowledge relating to documents, transactions or any other confidential information which you might acquire with respect to the business of NV Energy or any of its affiliates.

Please sign below to indicate your acceptance of this offer, retain a copy for your records, and return the signed copy to me at your earliest convenience but no later than June 1, 2012.

Jonathan, I am excited about the prospects of you joining NV Energy and I look forward to working with you.  If you have any questions about the elements of this offer, feel free to contact me.  I look forward to hearing from you soon.

Sincerely,

/s/  Michael W. Yackira

Accepted:

/s/ Jonathan S. Halkyard                                     Date:  June 25, 2012

     Jonathan S. Halkyard